Exhibit 99.1

FOR IMMEDIATE RELEASE - August 14, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES SECOND QUARTER RESULTS FOR 2009

Petroflow Energy Ltd.  (“Petroflow” or the “Company”)  announces that it has filed with Canadian and US securities regulatory authorities its unaudited consolidated financial statements for the three and six months ended June 30, 2009, and the accompanying Management’s Discussion and Analysis.  These filings are available in their entirety at www.sedar.com and in the US at www.sec.gov/edgar.  A summary of these results is given below.

Certain selected financial and operational information for the three and six months ended June 30, 2009 and June 30, 2008 comparatives are set out below and should be read in conjunction with Petroflow’s unaudited financial statements complete with the notes to the financial statements and related MD&A.

OVERVIEW AND HIGHLIGHTS

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Petroflow’s average sales production rate grew to 4,250 boe per day, a 75% increase over the second quarter of 2008 average sales production of 2,426 per day, and a 22% increase over the first quarter of 2009 average sales production of 3,462 boe per day.

-	Funds from operations increased by 76% in the second quarter of 2009 to $4.6 million from $2.6 million in the second quarter of 2008.

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Funds from operations for the second quarter were positively impacted as a result of the realized gain on the monetization of derivative instruments, which helped offset the impact of declining commodity prices.

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During the second quarter of 2009, Petroflow’s average operating net back per boe (defined as revenue including commodity derivatives, less royalties, operating costs and transportation costs) was $25.25 per boe.

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The realized gain on its commodity contracts increased by 921% in the second quarter of 2009 to $7.7 million from a realized loss of $0.9 million during the second quarter of 2008.  The increase was a result of the monetization of derivative instruments in the second quarter of 2009.

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The Company recorded $0.29 loss per share for the second quarter of 2009 compared to a loss of $0.30 in the same period of 2008.  Net loss was $8.6 million for the second quarter of 2009, a decrease of 4% from a net loss of $8.9 million for the same period in 2008.

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Operating costs increased 7% to $12.53 per boe in the second quarter of 2009 as compared to $11.73 per boe in the second quarter of 2008 and $11.48 per boe in the first quarter of 2009.  The Company performed extensive workovers on six wells during the second quarter.  The workovers were designed to enhance long term production and ultimately lower operating expenses.  The cost of this program was $ 0.55 per boe.

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During the second quarter of 2009 and shortly thereafter, significant changes in the management of the Company occurred with the resignations of the Chairman of the Board of Directors, Mr. Richard Clark; followed by the CEO of the Company, Mr. John Melton.  Mr. David Elgie, a professional engineer with considerable public company experience has replaced Mr. Clark.  The remainder of the Company’s management team, headed by Mr. Sandy Andrew as President has remained in place.

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The global economic and financial crisis has continued to reduce liquidity in financial markets, restrict access to financing and cause significant demand destruction for commodities and lower pricing.  These factors have continued to affect the economy in the second quarter of 2009 and continue to impact the performance of the economy going forward.   The Company will continue to be flexible in its capital spending in order to respond to changes in commodity prices, costs and capital markets.

Petroflow announces its financial and operational results for the three and six months ended June 30, 2009

FINANCIAL AND OPERATING SUMMARY

	Three months ended June 30,			Six months ended June 30,
	2009	2008	% Change	2009	2008	% Change
Financials
Oil sales	2,207,782	4,711,123	(53%)	4,155,670	7,467,894	(44%)
Natural gas and NGL sales	6,714,341	10,681,188	(37%)	14,338,968	18,144,527	(21%)
Total oil, natural gas and NGL revenue	8,922,123	15,392,311	(42%)	18,494,638	25,612,421	(28%)
Funds from operations (1)	4,551,366	2,578,764	76%	5,844,388	5,895,907	(1%)
Per share basic and diluted ($)	0.16	0.09	76%	0.20	0.20	(2%)
Net loss	(8,572,558)	(8,884,498)	(2%)	(8,590,380)	(11,043,378)	(21%)
Per share basic and diluted ($)	(0.29)	(0.30)	11%	(0.29)	(0.38)	(23%)
Capital expenditures(2)	-	20,023,615	(100%)	14,680,987	35,455,885	(59%)
Net debt (end of period) (3)	142,430,358	78,729,439	81%	142,430,358	78,729,439	81%
Operating Highlights
Production:
Oil (bbls per day)	388	409	(5%)	403	369	9%
Natural gas and NGL (mcf per day)	23,173	12,099	92%	20,728	11,541	80%
Total (boe per day) (6:1)	4,250	2,426	75%	3,858	2,292	68%
Average realized price:
Oil ($ per bbl)	62.60	126.48	(51%)	56.95	111.25	(49%)
Natural gas and NGL ($ per mcf)	3.18	9.70	(67%)	3.82	8.64	(56%)
Realized gain (loss) on commodity contracts ($ per bbl)	20.04	(4.27)	569%	13.17	(2.45)	638%
Combined average ($ per boe)	43.11	65.45	(34%)	39.66	58.94	(33%)
Netback ($ per boe)
Oil, natural gas and NGL sales	23.07	69.73	(67%)	26.49	61.39	(57%)
Realized gain (loss) on commodity contracts	20.04	(4.27)	569%	13.17	(2.45)	638%
Royalties and severance taxes	5.33	14.90	(64%)	5.86	13.30	(56%)
Operating expenses	12.53	11.73	7%	12.06	10.29	17%
Transportation expenses	-	0.37	(100%)	-	0.48	(100%)
Operating netback	25.25	38.46	(34)%	21.74	34.87	(38%)
G&A expense	5.85	13.94	(58%)	6.32	10.25	(38%)
Interest expense	7.66	6.48	18%	7.07	7.20	(2%)
Corporate netback	11.74	18.04	(35%)	8.35	17.42	(52%)
Common shares
Common shares outstanding, end of period	29,509,894	29,423,894	0%	29,509,894	29,423,894	0%
Weighted average basic shares outstanding	29,529,762	29,341,315	1%	29,574,152	29,291,630	1%

(1)
Management uses funds from operations (before changes in non-cash working capital) to analyze operating performance and leverage.  Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other entities.

(2)	Includes non-cash capital expenditures through leases.
(3)	Net debt is total of bank loan, obligation under capital lease less working capital (excluding derivative contract).

OPERATIONAL UPDATE

Oklahoma

Oklahoma’s average sales production grew to 4,166 boe per day for the second quarter of 2009, a 101% increase over the second quarter of 2008 average sales production of 2,074 boe per day.  There were no new capital expenditures during the second quarter of 2009.  The Company drilled nine wells and put eight wells on production for the same period in 2008.

Oklahoma’s average sales production rate grew to 3,787 boe per day for the first half of 2009, a 105% increase over the first half of 2008 average sales production of 1,848 per day.  The Company drilled two wells in the first half of 2009, one being a salt water disposal well compared to seventeen wells in the same period of 2008.  The Company put seven wells on production in the first half of 2009 compared to sixteen wells in the same period for 2008.

Texas

There was no drilling on this property during 2009.  This property currently produces on average 77 boes per day.

Canada (Alberta)

There were no capital expenditures on the Company’s properties in Canada.

FORWARD-LOOKING STATEMENTS

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.  More particularly, this press release contains statements concerning anticipated:  (i) production weighting for 2009, (ii) capital expenditures for 2009 and (iii) exploration and development activities and results.

The forward-looking statements are based on certain key expectations and assumptions made by Petroflow, including expectations and assumptions concerning the performance of existing wells and success obtained in drilling new wells, anticipated expenses, cash flow and capital expenditures and the application of regulatory regimes.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuations and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Certain of these risks are set out in more detail in Petroflow’s Annual Information Form which has been filed on SEDAR and can be accessed at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Petroflow undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Boe/d means barrel of oil equivalent per day.

In this press release: (i) mcf means thousand cubic feet; (ii) mcf/d means thousand cubic feet per day (iii) bbls means barrels (iv) bbls/d means barrels per day

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
307.277.2145	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.